Exhibit H

(PROPOSED FORM OF NOTICE)

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-  , 70-  )

        Eastern Utilities Associates ("EUA"), a Massachusetts business trust and a registered holding company, has filed a declaration with this Commission pursuant to Section 12(b) of the Public Utility Holding Company Act of 1935 (the "Act") and Rule 45(a) promulgated thereunder.

        EUA has requested Commission approval to the extent required under the Act for EUA to guaranty certain performance obligations of EUA Cogenex Corporation ("Cogenex"), a Massachusetts corporation and a wholly-owned subsidiary of EUA, in connection with (i) Cogenex's sale of certain assets to Fleet Business Credit Corporation ("Fleet Business Credit") (the "Asset Sale"), and (ii) the proposed restructuring and additional funding by Fleet Business Credit of certain Cogenex contracts previously sold to Fleet Business Credit under a separate program agreement (the "Restructuring").

        Under the Asset Sale and the Restructuring, Cogenex proposes to sell to Fleet Business Credit in consideration for $75 million approximately $81 million dollars worth of assets which will include energy service contracts, notes receivable, and energy efficient equipment (collectively the "Assets"). The total proposed contracts to be sold under the Asset Sale and those previously sold under the Restructuring (the "Contracts") will generate as of January 1, 2000 approximately $110 million of gross cash flow. The net present value of the cash flow related to the Assets based upon a projected discount rate of 8.45% is approximately $86 million with a book value of approximately $81 million as of January 1, 2000. The total amount to be funded to Cogenex by Fleet Business Credit under the Asset Sale and the Restructuring, is estimated to be approximately $75 million.

        Fleet Business Credit has requested as a condition to entering into the Asset Sale and the Restructuring, that EUA or its agreed upon successor (i) maintain a fifty-one percent (51%) ownership of Cogenex, and (ii) guaranty Cogenex's obligations under the Asset Sale and the Restructuring, including without limitation the continued service and performance of the Contracts thereunder (which shall include ensuring measurement and verification, billing and collection and that the contracts are administered according to their contractual terms) (the "Performance Guaranty"). Under the Asset Sale and the Restructuring, Fleet Business Credit will assume all third party credit risk under the Contracts. The total principal subject to the Performance Guaranty will be approximately $100 million ($75 million for the Asset Sale and Restructuring and $25 million previously funded by Fleet Business Credit prior to the Restructuring).

        NOTICE IS FURTHER GIVEN that any interested person may, not later than _________, 2000, request in writing that a hearing beheld on such matter, stating the nature of his interest, the reasons for such request, and the issues of fact or law raised by said declaration which he desires to controvert; or he may request that he be notified if the Commission should order a hearing thereon. Any such request should be addressed: Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549. A copy of such request should be served personally or by mail upon the declarant at the above-stated address and proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. At any time after said date the declaration, as filed or as it may be amended, may be granted and permitted to become effective as provided in Rule 23 of the General Rules and Regulations promulgated under the Act, or the Commission may grant exemption from such rules as provided in Rules 20(a) and 100 thereof or take such other action as it may deem appropriate. Persons who request a hearing or advice as to whether a hearing is ordered will receive any notices and orders issued in this matter, including the date of the hearing (if ordered) and any postponements thereof.

        For the Commission, by the Division of Corporate Regulation, pursuant to delegated authority.


                                                        Secretary